July 25, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc.
Amendment No. 2 to Form 8-K
Filed June 10, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 24, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced Amendment No. 2 on Form 8-K (the “Second Amendment”) to the Company’s Current Report on Form 8-K filed on March 7, 2011 (the “Original Form 8-K” and, as amended by Amendment No. 1 on Form 8-K filed on April 28, 2011 and the Second Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 3 to the Original Form 8-K filed with the Securities and Exchange Commission on July 25, 2011 (the “Third Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Third Amendment.

General

1.
We note disclosure in your March 31, 2011 Form 10-Q that you received revenues during the three months ended March 31, 2010 from Xintiandi Project. We note, however, that you do not reference Xintiandi Project within this filing. Please explain and revise as necessary.

Company Response: The Company’s Wancheng New World Commercial Center Project, discussed in the section “Market Area and Projects” is the same as the Xintiandi Project referred to in Company’s 10-Q for the three months ended March 31, 2011. The Chinese project was given this more suitable English title for the convenience of our foreign investors. As such, all reported revenues and relevant information concerning the Company’s Xintiandi Project in the 10-Q, are the same as any information disclosed in the 8-K concerning the Wancheng New World Commercial Project. We have revised the Third Amendment to reflect that the Wancheng New World Commercial Center Project is also known as the Xintiandi Project.

2.
We note your response to comment 47 from our letter dated May 6, 2011. However, it does not appear that the “sole shareholder resolution” was filed in the Appendix. Please advise. Furthermore, you discussed local government in your response, but did not address the provincial and national governments. Please revise as follows:

•	Disclose whether the sole shareholder resolution was registered with the provincial and national governments.
•	Discuss whether the sole shareholder resolution is enforceable with the provincial and national governments.
•	As previously requested, discuss how your business would be impacted by the loss of land use rights.
•	Disclose in MD&A and, if appropriate, in Risk Factors whether the sole shareholder can issue a new resolution to take land use rights away from the Company.

Company Response: The Company has furnished the “sole shareholder resolution” as Appendix A to this response letter. Registration with the local government is in compliance with the Company Law and the Company Registration Administration Regulation of the PRC. However, the sole shareholder resolution does not need to be registered with the provincial or national governments. Upon execution, the sole shareholder resolution becomes enforceable with provincial and national governments in China. The sole shareholder cannot issue a new resolution to take land use rights away from the Company because (1) in our case, the land use rights have been transferred to the Company as paid-in capital under the registered title of Xingtai Zhongding, and according to article 36 of the Company Law of the PRC, after a company is formed, a shareholder may not draw out paid-in capital, and (2) the sole shareholder, Xingtai Jiye Commercial Investment Co., Ltd. is no longer the registered shareholder of Xingtai Zhongding and maintains no right to dispose any asset of the Xingtai Zhongding. Since Xingtai Zhongding is the legal and registered owner of the land use rights, we believe any chance of losing the land use rights to be insignificant. If Xingtai Zhongding loses such land use rights for whatever reason, we would be unable to continue our development and sale of Kirin County Project, but compensation from the new land use rights’ owner would be acquired accordingly.

The Offering, page 4

3.
We note your reference to the “Make Good Obligations,” whereby the Company shall issue to the Purchasers, the investors in the private offering, on a pro rata basis, additional shares of the Company’s common stock (the “Make Good Shares”) to account for any shortfall with respect to applicable target net income, including “2010 Target Net Income,” and “2011 Target Net Income.” Please update this disclosure to state that 2010 Target Net Income was met as indicated in your response to comment 10 from our letter dated April 1, 2011.

Company Response: We have updated the disclosure under the heading “The Offering—‘Make Good’ Escrow Agreement” in Item 1.01 of the Third Amendment to state that the 2010 Target Net Income was met.

Registration Rights, page 4

4.
We further note your statement that “[i]n connection with the Offering, [you] agreed to file a registration statement (the “Registration Statement”) with the Commission to register the Shares and the shares of the common stock underlying the Investor Warrants within 60 days after the final closing of the Offering (“Required Filing Date”).” Tell us whether the final closing has taken place. Explain whether the March 1, 2011 initial closing triggered the 60 day “Required Filing Date” period. Disclose as necessary any and all updates regarding this matter, including, but not limited to all cash liquidated damages you may have paid to any party, as provided for in this agreement.

Company Response: The final closing of the Offering has not taken place. The Offering has been extended from May 31, 2011 to September 30, 2011.  The 60 day “Required Filing Date” will commence on the later of the final closing date or the expiration of the Offering. Accordingly, such period has not commenced and therefore we have not incurred any damages to date.

“Make Good Escrow Agreement,” page 4

5.
Tell us if the Company was or is planning to obtain subscriptions from additional investors in the Offering, such that the aggregate subscription amount exceeds $5 million, requiring Prolific to pledge an additional 1,000,000 shares of the company’s common stock to secure the Make Good Obligations.

Company Response: The Company plans to obtain subscriptions from additional investors in the Offering, such that the subscription amount exceeds $5 million.  As noted in the response to comment 4, the Offering has been extended to September 30, 2011.

Overview of Kirin China, page 6

Entrusted Management Agreement, page 6

6.
We note your response to comment 8 from our letter dated May 6, 2011. Supplement the existing disclosure to state that the Entrusted Management Agreement does not detail how Kirin Management and the Operating Companies determine Operating Company debt and the respective Operating Companies’ ability to pay that debt. Disclose further, that due to the lack of binding guidance, there may be ambiguity in the future regarding Kirin Management’s responsibility to pay the debt obligations of the Operating Companies.

Company Response: The Company has revised the disclosure under the heading “Overview of Kirin China—Organization & Subsidiaries—Entrusted Management Agreement” in Item 2.01 of the Third Amendment to reflect that the agreement does not specify how Kirin Management and the Operating Companies will determine Operating Company debt and the respective Operating Companies’ ability to pay that debt. We have further disclosed that due to the lack of binding guidance on such matters, there may be ambiguity in the future regarding Kirin Management’s responsibility to pay the debt obligations of the Operating Companies.

Exclusive Option Agreement, page 7

7.
We note your respective responses to comments 6, 9, 20 and 21 from our letter dated May 6, 2011. Revise your disclosure to indicate how each of the registered shareholders, both nominal and, in the case of Mr. Guo, beneficial, came to hold their respective shares in the operating companies. With regard to the nominal holders disclose why they were willing to hold their shares in a nominal fashion and enter into the referenced trust agreements with Mr. Guo, given your statements to the effect that they received no compensation to do so and would receive no compensation if and when Kirin Management exercises the Exclusive Option Agreements. Per your response, indicate that Mr. Guo, via his rights under the trust agreements, caused the other registered shareholders of the operating companies to enter into the relevant contractual arrangements with Kirin Management. Further, indicate that Mr. Guo stands to benefit from the contractual arrangements due to his option to purchase Prolific Lion, the principal shareholder of Kirin International.

Company Response: The Company has revised the disclosure on page 7 under the corporate structure chart in the Third Amendment to state that Mr. Guo is the founder of the Operating Companies and that the nominal shareholders consist of his wife, Huaxia Kirin (Tianjin) Equity Investment Fund Management Co., Ltd., a company controlled by Mr. Guo, and other family members or friends of Mr. Guo, who are willing to hold the shares in a nominal fashion for him.

8.
Disclose the information provided in response to comment 11 from our letter dated May 6, 2011 to supplement the current disclosure on page 9. In addition, explain how and when Ms. Reien established Kirin China and whether she played a role in the establishment of the other entities in the corporate chain.

Company Response: The Company has revised the relevant disclosure relating to Ms. Reien’s role with the various corporate entities on page 8 in the Third Amendment. Ms. Reien established the BVI entities. Kirin China was established by the BVI Companies on July 6, 2010 and on July 27, 2010 Kirin China established Kirin Huaxia Development Limited under the laws of Hong Kong. Ms. Reien did not play any role in the establishment of other entities in the corporate chain other than in the above mentioned offshore companies.

9.
Disclose the respective directorships held by each of Mr. Guo, Mr. Hu, Ms. Mu and Ms. Reien in the BVI entities that control Kirin International indicated in your response to comment 12 from our letter dated May 6, 2011. In addition, disclose any other executive or director position held by Mr. Guo, Mr. Hu and Ms. Mu in any of the entities in your corporate structure. We note, for example, that Mr. Guo’s biography on page 53 indicates he serves as the Chairman of Xingtai Zhongding and Hebei Zhongding.

Company Response: We have revised the disclosure on page 8 in the Third Amendment accordingly. Except for the disclosed positions, Mr. Guo, Mr. Hu and Ms. Mu do not have any other position in the entities of the corporate structure.

10.
We reissue comment 14 from our letter dated May 6, 2011. Provide us with a detailed analysis as to how your contractual arrangements, without registration of equity pledge agreements, are enforceable in a PRC court of law, under contract law or otherwise. Tell us whether you are aware of any companies with similar structures and with no equity pledge agreements successfully enforcing their rights in a PRC court of law. Supplementally, provide the legal opinion issued by Global Law Office and disclose the basis for the conclusion.

Company Response: The Company notes that each of the contractual arrangement agreements is independent, valid and enforceable under the Contract Law of the PRC. According to the Contract Law, Kirin Management may seek specific performance of the contractual arrangements under the PRC law, including the ability to request the Operating Companies to pay management fees, to perform its right to vote in the shareholders’ meeting, to appoint directors and operate the Operating Companies, and to exercise the option to acquire the equity interest and/or assets of the Operating Companies without an equity pledge agreement.

Further, the equity pledge agreement is a guarantee agreement to secure the interest under underlying agreements. According to the Security Law of the PRC, if the underlying agreement is invalid, the guarantee agreement shall too be invalid. Therefore, if the agreements of contractual arrangements are not valid and enforceable, the equity pledge agreement would not validate the contractual arrangements or enforce them. There may be cases where no pledge agreement is entered into, but none where the pledge agreement is effective and valid with the other underlying contractual agreements invalid.

To the best of our knowledge, we are not aware of any cases in which a controlling entity has commenced litigation in the PRC against an operating company to enforce its contractual agreements. Therefore, we are not aware of any companies with similar structures and with no equity pledge agreements that have successfully enforced their rights in a PRC court of law.

11.
We note your response to comment 18 from our letter dated May 6, 2011 as well as the revised disclosure on page 35 that the company effectuated its organizational structure “due to China’s limitations on foreign investments and ownership in certain Chinese domestic businesses.” Provide substantially similar disclosure on page 7, to supplement the discussion regarding the influence of the 2006 M&A Rule. Address comment 10 from our letter dated May 6, 2011 as part of your discussion.

Company Response: We have revised the relevant disclosure under the heading “Overview of Kirin China—Organization & Subsidiaries—Exclusive Option Agreement” in Item 2.01 of the Third Amendment.

12.
We note your response to comment 22 from our letter dated May 6, 2011. Explain further why Article 11(1) of the Trust Law of the People’s Republic of China (Order of the President No.50) and Article 52 of the Contract Law would not invalidate the trusts utilized in your corporate structure. We note your opinion that your “business is not defined as a prohibited industry for foreign investment.” But, that statement neglects relevant disclosure on page 33 which states that the “development of vast tracts of land and the construction and operation of highranking hotels, villas, high-class office buildings are restricted items for foreign investment” and that you adopted your structure so as to avoid limitations on foreign investment and ownership. Specifically explain why the trust arrangements which, in concert with the other contractual agreements, circumvent relevant restrictions on foreign ownership and investment do not indirectly constitute a violation of the laws or administrative regulations or impair public interest. File all of your trust arrangements as exhibits. See Item 601(b)(10) of Regulation S-K.

Company Response: The trust agreements do not fall into the scope of Article 11(1) of the Trust Law and Article 52 of the Contract Law. Further, these laws would not invalidate the trust agreements because the trust agreements do not (1) violate any current laws or administrative regulations, (2) impair public interest, or (3) maliciously hurt other parties’ interests.

Under current PRC regulations, the business items for foreign investment are categorized as encouraged items, permitted items, restricted items and forbidden/prohibited items. Foreign investors cannot invest in forbidden or prohibited items but they can invest in restricted items. Restricted items are subject to approval of a higher level authority compared to encouraged items and permitted items. For this reason the Company disclosed in the 8-K that “the Company believes complex procedural requirements, including examination by governmental authorities, would likely follow any attempt by the Company to obtain approval for the acquisition of share equity or assets of the Operating Companies under current PRC regulations” following the disclosure of “development of vast tracts of land and the construction and operation of high ranking hotels, villas, high-class office buildings are restricted items for foreign investment” rather than stating that the foreign investment is not allowed in real estate development business. The trust agreements are between Mr. Guo, the beneficiary, and other PRC individuals and entities, and the restriction of foreign investment does not affect the effectiveness of the trust agreement. Therefore, we believe our structure does not constitute a violation of laws and administrative regulations, including regulations regarding foreign investment.

Concerning public interest, no specific definition for “public interest” exists in PRC law. However, public interest is understood as the general interest of an embodying group or the country as a whole, compared to the interest of a particular person or entity. With or without the contractual arrangements and the trust agreement, the Operating Companies’ business is conducted in a due course and does not impair the interest of the common or the country. The contractual arrangements and the trust agreement do not have any impact from the perspective of public interest and do not impair the public interest.

13.	Add disclosure substantially similar to the information in your response to comment 23 from our letter dated May 6, 2011 to supplement the information provided on the bottom of page 7.

Company Response: We have added the relevant disclosure on page 6 in the Third Amendment.

Competition, page 17

Competitive Advantages, page 17

14.
The revision made in response to comment 26 from our letter dated May 6, 2011 neglects the substance of our comment and appears to delete important investor information. Remove the bullet point disclosure titled “Strong Relationships with Local Government” or, if appropriate, narrow the scope of your claim to areas in which you have completed and/or commenced projects. We note that your disclosure suggests you have commenced and completed projects only within Xingtai City. Restore the deleted disclosure regarding your competitor’s “established relationships” with local government or advise why restoration is inappropriate.

Company Response: We have revised the disclosures in the “Strong Relationships with Local Government” and have restored the deleted disclosure regarding our competitors’ established relationships with local governments and suppliers in the last paragraph under the heading “Competition.”

Government Regulation and Approvals, page 19

Permits and Certificates, page 19

15.
Revise your disclosure to include the information regarding the temporary approval received in your response to comment 27 from our letter dated May 6, 2011. Disclose when you received this temporary approval, what constitutes “timely manner” for purposes of formally applying for a grade 2 Development Certificate and whether temporary, rather than permanent, approval presents any risks to the company.

Company Response: We have revised related disclosure under the heading “Overview of Kirin China—Government Regulation and Approvals—Permits and Certificates” in Item 2.01 of the Third Amendment to include the disclosure regarding temporary approval that was provided in response to comment 27 from your letter dated May 6, 2011.  In addition, we have added disclosure to reflect that the Chinese government has not issued a formal ruling that explicitly states the date by which the Company must apply for a Grade Two Development Certificate.  We have also added disclosure to reflect that the duration of the temporary approval corresponds with the duration of the project.  In this regard, the Company does not believe that the temporary approval with respect to its projects presents any material risks to the Company.

16.
The disclosure on page 8 suggests that you expected to commence presales for Kirin Bay and No.79 Courtyard in the first quarter of 2011. However, within this section, you state that before commencing sales or presales of a project you are required to obtain all 5 referenced certificates and permits. We note that you have not done so for either of the aforementioned projects. Please explain and revise as necessary. We note your disclosure regarding “informal presale permission.”

Company Response: We have revised the disclosure under the heading “Overview of Kirin China—Government Regulation and Approvals—Permits and Certificates” in Item 2.01 of the Third Amendment to reflect that the Company has obtained informal presale permission with respect to the Kirin Bay and No.79 Courtyard Projects.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 35

Factors affecting our operating results, page 37

17.
With regard to the disclosure added in response to comment 37 from our letter dated May 6, 2011, revise to specifically cite the relevant policies and regulations pertaining to the issues noted. Disclose further how these policies and regulations affect your business. In addition, provide a cross reference to the Risk Factors and Government Regulation and Approvals sections making clear that laws and regulations discussed within these respective sections may also affect your financial position going forward.

Company Response: We have revised the relevant disclosures in this section under the heading “Factors affecting our operating results—Government Regulations” of the Third Amendment.

Results of Operations, page 38

18.
Outside of disclosure regarding government grants, we see little meaningful narrative revision in response to comment 38 from our letter dated May 6, 2011. Per prior comment 38, expand this section, including the fiscal 2009 to fiscal 2008 comparison, to disclose the underlying factors responsible for each material financial line item change and discuss your expectations going forward. Restore the deleted 2010 versus 2009 disclosure regarding selling expenses and general and administrative expenses.

Company Response: We have revised the disclosure in the referenced section in the Third Amendment.

Other Income (Expense), page 40

19.
We note your response to our prior comment 56 from out letter dated May 6, 2011. In addition to the disclosure provided, please state that “There are also terms and conditions that apply to all grants. If these aren't followed, immediate repayment of the grant can be required.” It should be noted that this disclosure was not included in your filing.

Company Response:  We have revised related disclosure under the heading “Results of Operations—Income from Operations” to include the disclosure.

Liquidity and Capital Resources, page 43

20.
Further revise the disclosure referenced in comment 39 from our letter dated May 6, 2011, to make clear that Mr. Guo remains a material source of funds, as indicated under Due to a stockholder. In addition, provide management’s assessment as to whether the company will have sufficient cash and other financial resources to fund operations on a long-term basis. We note your belief that sources of funds will be adequate to meet financial obligations through December 2011.

Company Response:  We have revised the disclosure under the heading “Liquidity and Capital Resources—Year Ended December 31, 2010 Compared with the Year Ended December 31, 2009” to include disclosure responsive to the Staff’s comment.

21.
Per comment 40 from our letter dated May 6, 2011 disclose how you expect the regulatory limitations discussed on page 44 to affect the liquidity and access to capital of you, your PRC subsidiary and the Operating Companies. For example, you should discuss whether the regulatory approvals referenced might slow or limit capital infusion. As another example, you should discuss how allocations to statutory reserves limit the funds available to the relevant PRC entities that are distributable up the corporate chain.

Company Response: We have revised the disclosure under the heading “Liquidity and Capital Resources.”

Material Financial Obligations, page 45

Long-term bank loans, page 45

22.
Notwithstanding industry “practice,” your response to comment 42 from our letter dated May 6, 2011 suggest that Part II Clause 3.5 to your loan agreement with Xingtai Yejin Branch, Industrial and Commercial Bank of China (Exhibit 10.16) permits the lender to recoup at least a portion of the outstanding loans prior to the respective maturity dates. If this is the case, disclose the lenders right to do so and what impact early collection might have on your financial position.

Company Response:  We have revised the disclosure under the heading “Material financial obligation—Long-term bank loans”.

23.
Review of your March 31, 2011 Form 10-Q indicates that you entered into a new long-term bank loan in January of 2011. Please revise your disclosure to account for that loan and file an English translation of the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K. We also note that construction contract obligations increased considerably during the three months ended March 31, 2011 from $36.6 million to $164.3 million. Please note that MD&A requires a discussion of known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a registrant's liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation SK. If appropriate, revise to account for your expectation that contractual commitments would appreciate materially.

Company Response:  We have filed the English version of the long-term loan as Exhibit 10.18 in the Third Amendment.

The contractual obligations totaling $36.6 million from the three months ended December 31, 2010 are not to be compared with the $164.3 million figure represented in the 10-Q for the period ended March 31, 2011, and if compared, were mistakenly done so. The $36.6 million in obligations accurately reflects its respective period. However, our $164.3 million estimate reflects our non-cancellable contractual agreements with construction material suppliers related to expected, slated, and current projects over the next 3-5 years. An accurate figure of $40.0 million reflects the approximately $3.4 million growth in our contractual obligations for the period from December 31, 2010 through March 31, 2011.

Due to a Stockholder, page 46

24.
Revise this section to refrain from referring to the operating companies as “operating subsidiaries.” We note that you control these entities via contractual arrangements rather than direct equity ownership.

Company Response:  The disclosure has been revised accordingly.

Relocation Program of Kong Village, page 47

25.	We note your response to comment 61 from our letter dated May 6, 2011 and the added disclosure on page 47. Further revise as follows:

•
Supplement your disclosure under Land Resources Procurement on page 12 to describe your participation in programs like the Kong Village Relocation Program, the material aspects of such programs and how you obtain land use rights there from.

We have added the relevant disclosure under “Land Resources Procurement” in the Third Amendment.

•
Include disclosure under Permits and Certificates on page 19 which makes clear that you anticipate obtaining Land Use Rights Certificates for the Kirin Bay County project pursuant to your participation in the Kong Village Relocation Program. Highlight the fact that despite your participation in this project you still must participate in a public auction to obtain these certificates. Consider providing a cross-reference to your disclosure on page 47.

We have added the relevant disclosure under “Permits and Certificates” in the Third Amendment.

•
Add a risk factor under Risks Relating to the Company’s Business which discusses all material risks stemming from your involvement in programs like the Kong Village Relocation Program. The added risk factor should address the fact that you expend capital and time up front on these types of projects based only on oral assurance that you will receive land use rights thereafter. The added risk factor should also outline whether relevant provincial and national authorities are aware of these types of programs and if such authorities might interfere. We note your disclosure on page 12 to the effect that under PRC law all land use rights are granted by way of public auction.

The Company does not believe it is exposed to substantial risks in connection with its  involvement in programs such as the Kong Village Relocation Program because (1) when we participate in such programs, we enter into a written agreement with the local government that outlines terms for the relocation plan, including a refund of our incurred costs in the relocation program and our right to develop the land thereafter sold; (2) in the case of Xingtai City, formal policies (the “Refunding Policies”) to support such government-real estate development enterprise cooperation have been issued, giving the village committee power to choose which real estate development enterprise(s) to participate in the relocation plan and offer additional incentives to the participant(s). The Refunding Policies dictate that 97% of income from the sale of land formerly used for construction purposes and 70% from that of land formerly used for non-construction purposes will be provided to the village committee. Upon sale of the land use rights, the participating developer becomes the recipient of the committee’s income and repayment is finalized.

In the Kong Village Relocation Program, we entered into an agreement with the Kong Village Committee, the owner of the land. This agreement provided that in return of participation in the Kong Village Relocation Program and for bearing the upfront costs in connection therewith, the Company has the right to develop the land targeted in the relocation program, excluding that portion of the land set aside by Kong Village for residential settlement and other commercial purposes, and is entitled to the economic benefit derived therefrom. Further, the Kong Village Committee shall refund the income from the sale of the Kong Village land use rights to the Company (the “Refunding Agreement”).

The auction of and bidding on land use rights in such relocation programs are held to fulfill the procedural requirements. However, the Company’s right to obtain the land use rights in the relocation program can be secured and protected because 1) the village committee agreement and Refunding Policies state that almost all of the income from the sale of the land use right will be allotted to Kong Village Committee; 2) Kong Village Committee will refund all the income it receives from the auction to the relocation program’s participating enterprise, and  3) as a result, we can always tender a higher offer than our competition knowing we will receive nearly all the money back.  Other bidders, if any, would likely be uncompetitive. We believe such programs would not draw provincial or national government interference because relocation programs neither violate existing laws and regulations nor the procedural requirements of public auction and government ubiquitously encourages such relocation programs to improve city landscapes. We are not aware of any case where provincial or national government interfered in a relocation program’s proceedings.

26.
We note your response to our prior comment 61 from out letter dated May 6, 2011 and your new disclosure on page 47. With regard to your new disclosure, please confirm, if true, that all government grants recorded as other operating income on your consolidated statement are not related to the fund being “refunded back to the Company.” Tell us how you account for funds that are “refunded back to the Company.”

Company Response: We confirm that government grants currently recorded as other operating income are not related to the funds reimbursed to the Company in the Kong Village Relocation Program.  When we receive the Kong Village Relocation Program’s refunds from government, we will account for them as a deduction of the costs of acquired land use rights and will not include them in consolidated statement of operations.

Critical Accounting Policies, Estimates and Assumptions, page 48

Government Grant, page 49

27.
It appears that you deleted significant disclosure regarding your critical accounting policies, estimates and assumption used to recognize government grants. It is unclear to us why you believe that this disclosure is no longer significant. Please revise or advise.

Company Response:   We have restored the disclosures under the heading “Critical Accounting Policies, Estimates and Assumptions—Government Grant” of the Third Amendment.

Exhibit 99.1

Consolidated Balance Sheets, page 4

28.
We note your response to our prior comment 45 from our letter dated May 6, 2011. Although we understand why you could have an increase in revenue in excess of billings, it is still unclear to us why revenue in excess of billings had no balance at September 30, 2010 per your Form 8-K filed on March 7, 2011. Please explain. Also, tell us when you reclassify revenue in excess of billings to accounts receivable.

Company Response: The Company intends to file the restated Hebei Zhongding Real Estate Development Corporation and Xingtai Zhongding Jiye Real Estate Development Company Limited Unaudited Combined Financial Statements for the Nine Months Ended September 30, 2010 and 2009 in Amended No. 3 to the original Form 8-K.

We will reclassify balances under revenue in excess of billings to accounts receivable when the real estate project construction is completed.

Consolidated Statements of Changes in Stockholders’ Equity, page, 6

29.
We note your response to our prior comments 46 and 70 from out letter dated May 6, 2011. However, it is unclear how your recorded the payment to Mr. Guo Jianfeng for $6,845,805 in the year ended December 31, 2010. We did not see this transaction in the journal entries provided to your response to our comment 70 from our letter dated May 6, 2011.

Company Response:  In Statements of Changes in Stockholders’ Equity, contribution of capital of $6,845,805 for the year ended December 31, 2010 corresponds to return of capital of $6,787,281 for the year ended December 31, 2009.  The difference in amount was due to the fluctuation of exchange rate.  As at December 31, 2009, the Company had a receivable balance of $6,787,281 from Mr. Guo Jianfeng.  The receivable balance was reflected as a deduction of additional paid-in capital.  As at December 31, 2010, Mr. Guo Jianfeng was in a position of providing net working capital to the Company.  The receivable balance from the previous year was repaid (reflected as contribution of capital of $6,845,805), resulting in offsetting journal entries as described in our repose to prior comment 70 incurred.

Consolidated Statements of Cash Flows, page 7

30.
We note your response to our prior comments 48 and 69 from out letter dated May 6, 2011. However, you have not disclosed all of your material noncash investing and financing transactions. Please provide this disclosure in accordance with ASC 230-10-50-3 through ASC 230-10-50-6.

Company Response: Unlike in a financing lease, the seller of the land use rights is independent of both the Company and Mr. Guo.  Although Mr. Guo transferred the cash consideration to the seller of the land use rights directly, the payment was arranged by the Company at its discretion.  The Company believes the purchase of land use rights and obtaining of financing should be regarded as an operating transaction and a financing transaction, separately, in the statements of cash flows, rather than be presented as a non-cash financing transaction.

In the Consolidated Statements of Cash Flows, the increase of land use rights has been included in “Changes in operating assets and liabilities – Real estate properties and land lots under development” of “Cash flows from operating activities” and the increase of due to a stockholder has been included in “Proceeds from due to a stockholder” of “Cash flows from financing activities.”

Note 1 – Organization and Description of Business, page 8

31.
We note your response to our prior comment 51 from out letter dated May 6, 2011. However, we also note your disclosure on page 35 which states that, “Kirin China does not own any equity interests in the Operating Companies, but controls and receives the economic benefits of their business operations through the Contractual Arrangements. Because the Operating Companies are contractually controlled by Kirin China, accordingly, Kirin China is able to consolidate the Operating Companies’ results, assets and liabilities into its financial statements. The company effectuated this organizational structure due to China’s limitations on foreign investments and ownership in certain Chinese domestic businesses.” As such, it appears to us that you do have a VIE structure. Therefore, we are reissuing our prior comment 51 from our letter dated May 6, 2011. Please provide all the disclosure requirements of ASC 810-10-45-25, and ASC 810-10-50-2 through 810-10-50-16, or tell us why they are not required.

Company Response: In order to determine the appropriate accounting and disclosure model (“VIE Model” or “Voting Interest Model”) to utilize in its consolidated financial statements, Kirin China Holding Limited (“Kirin China”) considered the following information:

1.	Kirin China owns 100% of the outstanding common stock of Kirin Huaxia Development Limited (“Limited”) and controls this entity through its 100% ownership interest.

2.	Limited owns 100% of the outstanding common stock of Shijiazhuang Kirin Management Consulting Co. Ltd. (“Kirin Management”).

3.	Mr. Jianfeng Guo is the Sole Director of Kirin Management.

4.
Mr. Jianfeng Guo and his spouse have the majority ownership interest and voting control of Hebei Zhongding Real Estate Development Co. and Xingtai Zhongding Jiye Real Estate Development Co. Ltd.  These two entities have real estate operations in the People’s Republic of China (the “PRC”).  These entities, through various ownership interests, operate and control various real estate and construction entities in the PRC.

5.
Mr. Jianfeng Guo has entered into a call option agreement with Iwamatsu Reien in which Mr. Guo can obtain 100% voting interests of Kirin China by the payment of nominal consideration to these three individuals.  The management of the Company has determined that Mr. Guo, through the agreements noted above, has a controlling voting interest in Kirin China.

Based on the information included above, the Company has concluded that Mr. Guo controls Kirin China and all of its subsidiaries, the operating entities in the PRC and Kirin Management through his various direct and indirect ownership interests in these entities.  Therefore, the Company has utilized the voting interest model in the preparation and disclosure included in its consolidated financial statements.

Note 2 – Summary of Significant Accounting Policies, page 10

Revenue Recognition, page 11

32.	We note your response to our prior comments 58 and 60 from out letter dated May 6, 2011 and your new disclosure in Note 18. In this regard:

•	In your revenue recognition footnote, disclose how the loan guarantees relate to the full accrual and percentage-of-completion revenue recognition policies.
•
Also, discuss the terms and timing of deposits you receive from customers as it relates to both the full accrual and percentage-of-completion revenue recognition policies. Disclose whether these deposits have any contingencies or bank guarantees associated with them. Disclose the refund policies for the deposits.

•	Tell us how you considered ASC 360-20-40-13(c) with regard to your loan guarantees and revenue recognition.
•	Tell us what will happen to the condominium and the money received from the sale of the condominium if the buyer is unable to obtain the “Junior House Ownership Certificate.”
•	Tell us why House Ownership Certificates are issued and pledged to the banks as noted in your disclosure in Note 18 – Contingent Liabilities.
•
Finally, you state in your response to comment 60 that, “We, as the developer, provide assistance to homebuyers during their application; however, it is not under our control nor is it our responsibility to ensure homebuyers to obtain their Junior House Ownership Certificates.” However, in Note 4 – Accounts Receivable, you state that, “The Company withholds title documents of properties and land use rights until all contract amounts are fully received from customers.” These two statements appear to contradict each other with regard to your ability to issue title documents. Please advise.

Company Response:

•	In your revenue recognition footnote, disclose how the loan guarantees relate to the full accrual and percentage-of-completion revenue recognition policies.

The Company has revised Note 2 – “Summary of Significant Accounting Policies” to the consolidated financial statements – “Revenue Recognition”.

•
Also, discuss the terms and timing of deposits you receive from customers as it relates to both the full accrual and percentage-of-completion revenue recognition policies. Disclose whether these deposits have any contingencies or bank guarantees associated with them. Disclose the refund policies for the deposits.

The Company has revised Note 2 – “Summary of Significant Accounting Policies” to the consolidated financial statements – “Revenue Recognition”.

•	Tell us how you considered ASC 360-20-40-13(c) with regard to your loan guarantees and revenue recognition.

In China financial institutions require the home buyers to pay minimum 20% of the contract price as down payment from their own funds before approving any mortgage loans.  The mortgage loans, for which the Company provides temporary guarantees, are not used to pay any portion of cash down payment received by the Company from home buyers.  The guarantees provided by the Company are related to customers’ continued investment, not initial investment.  The down payments received by the Company, as initial investment, are not financed by the Company’s guarantees, refunds or loans.

•	Tell us what will happen to the condominium and the money received from the sale of the condominium if the buyer is unable to obtain the “Junior House Ownership Certificate.”

Issuance of Junior House Ownership Certificate is mostly formality, which is mainly based on reviewing existence of registrations and certificates documents already issued by government agencies to the Company relating to the real estate project.  The Company could not cause the inability of issuing this certificate by its own fault, and the buyer cannot request a refund because of his/her failure to obtain the certificate.

The lack of this certificate may restrict the ability to transfer of the property; however, the buyer won’t be affected if the property is for own-use.

•	Tell us why House Ownership Certificates are issued and pledged to the banks as noted in your disclosure in Note 18 – Contingent Liabilities.

House Ownership Certificate is the title document of the property and it needs to be pledged to bank to complete the mortgage.

•
Finally, you state in your response to comment 60 that, “We, as the developer, provide assistance to homebuyers during their application; however, it is not under our control nor is it our responsibility to ensure homebuyers to obtain their Junior House Ownership Certificates.” However, in Note 4 – Accounts Receivable, you state that, “The Company withholds title documents of properties and land use rights until all contract amounts are fully received from customers.” These two statements appear to contradict each other with regard to your ability to issue title documents. Please advise.

Obtaining Junior House Ownership Certificate is the responsibility of the property owner.  Note 4 refers to the sales of completed properties. The Company may choose to obtain Junior House Ownership Certificates for completed, unsold properties as the owner.  These certificates are registered under the Company’s name.  When these properties are sold, the Company transfers the certificates to home buyers only after receiving full payment.

Response to comment 60 describes the situation of sale of properties in construction.  As the properties have been pre-sold to home buyers, they are responsible for obtaining Junior House Ownership Certificate for their own.  However, the home buyers need a written consent from the Company in the process of applying for Junior House Ownership Certificate, which the Company can use as safeguard to secure the full payment of purchase price from home buyers.

These two statements are not contradicting to each other.  They address to different situations.

Government Grant, page 12

33.
We note your response to comments 53 and 55 from our letter dated May 6, 2011. Clarify for us the nature of the relationship between Business Investment and Business Development. Also, disclose why Business Development received the funds in June 2008 before they complied with the conditions attached to the grant. In this respect, disclose why Business Development received all the funds immediately while Xingtai Zhongding can only draw down on the funds in accordance with the progress of Kirin County’s construction.

Company Response:  We have revised the disclosures in this section under the title of “Results of Operations—Other Income (Expense)” of the Third Amendment.

Business Development and Business Investment refer to the same entity wholly owned by Mr. Guo Jianfeng.

The local government issued the grant to Business Investment prior to the grant’s conditions being met out of financial consideration. The local government could only afford to oversee the grant’s issuance for a constrained period of time. Lacking managing staff and concerned that the funds would be re-assigned or invalidated without an immediate recipient, the government arranged for the grant to be provided as a lump sum.

Business Investment provides this grant money to Xingtai Zhongding in proportion to the percentage of the project completed as a measure to ensure that the project satisfies the grant’s guidelines. This administrative process facilitates a speedy, efficient process of development and assures local government of the Company’s managerial and procedural capabilities.

Note 3 – Acquisition of a Subsidiary, page 16

34.
We note your response to comment 59 from our letter dated May 6, 2011. Since Mr. Guo Jianfeng and his siblings owned only 38% of the shares of Business Services, it is unclear to us why you believe that this acquisition should be accounted for as a business combination under common control. Please revise or advise.

Company Response:  Mr. Guo Jianfeng has entered into trust agreements with other shareholders of Business Services, which enable Mr. Guo Jianfeng to control the operations of Business Investment from its inception.  Business Services didn’t have any substantial operations until it started to develop Kirin Bay land lots (Kong Village Relocation Program) and all shares were transferred to Xingtai Zhongding, a subsidiary of the Company, in mid-2009.  The fact that Mr. Guo Jianfeng controls Business Services by trust agreements has been disclosed in Note 3 – “Acquisition of a Subsidiary”.

Note 7 – Other Receivables, page 18

35.
We note your disclosure on page 19 that, “the Company capitalizes all expenditures attributable to Kong Village Relocation Program under land lots under development.” Since the expenditures for the Kong Village Relocation Program are capitalized, it is not clear to us why you have $1,512,447 in other receivables for “working capital borrowings by Kong Village Relocation Program.” Please explain.

Company Response:  $1,512,447 was borrowed by its Committee of Kong Village, the fundamental governmental agency that organizes and executes the Relocation Program.  In accordance with the arrangement with the Committee, the borrowed fund is to establish a cash reserve to satisfy the Relocation Program’s ad-hoc needs.  The Committee should provide qualified supporting documents to the Company of any payments from the cash reserve (for which the Company capitalizes these expenditures to “Land lots under development”). Any unused fund should be returned by the Committee to the Company before the closing of the Relocation Program.  Because the borrowings by the Committee haven’t been expended for the Relocation Program, the Company believes it is more appropriate to record it under “Other receivables”.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:          /s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer